Exhibit 99.1

GFL Environmental Inc. Announces Renewal of Share Repurchase Programs

MIAMI BEACH, FL – February 27, 2026 – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL” or the “Company”) today announced that the Toronto Stock Exchange (“TSX”) has accepted the Company’s notice of intention to renew a normal course issuer bid (the “NCIB”) for the 12-month period commencing on March 3, 2026 and ending no later than March 2, 2027. The NCIB will be conducted through the facilities of the TSX and the New York Stock Exchange (“NYSE”) or alternative Canadian and U.S. trading systems, if eligible.

The NCIB only relates to subordinate voting shares, of which GFL had 346,575,862 subordinate voting shares issued and outstanding as of February 18, 2026. Under the NCIB, a maximum of 27,396,513 subordinate voting shares (“Shares”) (representing 10% of the public float (the “Public Float”) determined in accordance with TSX requirements as at February 18, 2026) may be repurchased by GFL. All Shares repurchased by GFL under the NCIB will be cancelled.

GFL also announced today that it has received exemptive relief (the “Order”) from the Ontario Securities Commission (“OSC”) permitting it to repurchase Shares from underwriters in Ontario of any secondary offering undertaken pursuant to registration rights held by certain shareholders (including BC Partners Advisors L.P., Ontario Teachers’ Pension Plan Board, GFL Borrower II (Cayman) LP, Poole Private Capital, LLC and affiliates of funds advised or managed by HPS Investment Partners, LLC).

The Order permits GFL to purchase up to 50% of the Shares offered for resale pursuant to any such offering, subject to a maximum of 34,657,586 Shares, representing 10% of its current issued and outstanding Shares. The Order will expire 12 months from the date of this news release. A special committee of independent directors of the Company will oversee any purchases made in reliance on the Order to ensure such purchases, when made, are in the best interests of the Company. All such purchases will be at a discount to the closing price of the Shares on the TSX and NYSE on the date the associated offering is first announced.

Any Shares purchased by GFL pursuant to the Order will not reduce the maximum number of Shares available for purchase under the NCIB, and any Shares purchased by GFL pursuant to the NCIB will not reduce the maximum number of Shares available for purchase under the Order.

GFL will continue to be opportunistic in its approach to repurchasing Shares, whether pursuant to the NCIB, the Order or other means permitted by law, in each case, subject to market conditions and other factors.

A copy of the decision document of the OSC has been filed under GFL’s SEDAR+ profile at www.sedarplus.ca.

Details of NCIB

Purchases under the NCIB may be made by means of open market transactions, including through an automatic share purchase plan, privately negotiated transactions or such other means as a securities regulatory authority may permit. In accordance with TSX rules, any daily repurchases would be limited to a maximum of 103,153 subordinate voting shares, which represents 25% of the average daily trading volume on the TSX of 412,615 subordinate voting shares for the period from August 18, 2025 to February 18, 2026. The TSX rules also allow the Company to purchase, once a week, a block of subordinate voting shares not owned by any insiders, which may exceed such daily limit. The specific method, timing, price and size of purchases will depend on prevailing stock prices, general economic and market conditions, and other considerations.

Pursuant to exemptive relief previously granted by the OSC to the Company on February 26, 2025, GFL is allowed to purchase up to 10% of its Public Float through the facilities of the NYSE and other U.S.-based trading systems as part of any NCIB implemented in the 36 months following the date of the decision, and is therefore not limited on such trading platforms to purchasing 5% of its outstanding subordinate voting shares at the beginning of any 12-month period as Canadian securities laws would otherwise provide. A copy of the decision from the OSC has been previously filed under GFL’s SEDAR+ profile at www.sedarplus.ca.

Under GFL’s NCIB for the 12-month period that began on March 3, 2025 and is ending on March 2, 2026, GFL was authorized to repurchase up to 28,046,256 subordinate voting shares, or 10% of its public float determined in accordance with TSX requirements as at February 18, 2025. 18,360,127 subordinate voting shares were repurchased thereunder.

About GFL

GFL is the fourth largest diversified environmental services company in North America, providing comprehensive solid waste management services from its platform of facilities throughout Canada and 18 U.S. states. GFL has a workforce of more than 15,000 employees across its organization.

Cautionary Note Regarding Forward-Looking Statements

This release includes certain “forward-looking statements”, including statements relating to the NCIB and the intended purchase for cancellation of subordinate voting shares of the Company thereunder, the methods by which any such purchases will be made, statements about the Company’s beliefs and expectations, and the timing of any of the foregoing. In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management’s current beliefs, expectations, estimates and projections regarding future events and operating performance. Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by GFL as of the date of this release, are subject to inherent uncertainties, risks, changes in circumstances, and other important factors that may cause actual results to differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, but are not limited to, the factors described in the “Risk Factors” section of GFL’s annual information form for the 2025 fiscal year filed on Form 40-F and GFL’s other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. These factors are not intended to represent a complete list of the factors that could affect GFL. However, such risk factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. You should not place undue reliance on forward-looking statements, which speak only as of the date of this release. GFL undertakes no obligation to publicly update any forward-looking statement, except as required by applicable securities laws. Purchases made under the NCIB or Order will be subject to various factors, including GFL’s capital and liquidity positions, debt covenant restrictions, accounting and regulatory considerations, GFL’s financial and operational performance, alternative uses of capital, the trading price of GFL’s subordinate voting shares and general market conditions. The NCIB and Order do not obligate GFL to acquire a specific dollar amount or number of shares and may be extended, modified, or discontinued at any time at the Company’s discretion.

For more information:

Patrick Dovigi

+1 905 326-0101

pdovigi@gflenv.com